

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05046713

March 7, 2005

Jacqueline Jarvis Jones
Associate General Counsel
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2005

Re: Bank of America Corporation
Incoming letter dated January 6, 2005

Dear Ms. Jones:

This is in response to your letter dated January 6, 2005 concerning the shareholder proposal submitted to Bank of America by John C. Harrington. We also have received a letter from the proponent dated January 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

Bank of America. 

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

January 6, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated December 21, 2004 (the "Proposal") from John C. Harrington (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on or about April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in the States of New York and North Carolina.


USA
2000-2004
US Olympic Teams

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal mandates the Board of Directors report to shareholders "on the company's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations 'outsourced' to India and any other offshore location. This report shall also cover policies relating to those employees of contractors and subcontractors hired by the company."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(1), (i)(7) and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's board of directors. The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to require the requested report regarding the Corporation's policies and procedures for ensuring that all personal and private information of its customers has not been provided to stockholders under Delaware law or the Corporation's certificate of incorporation or by-laws.

The Division has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See *Constellation Energy Group, Inc.* (March 2, 2004); *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides in part that "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Proposal was not drafted as a request of or as a recommendation to the Corporation's board of directors. Instead, the Proposal mandates board action. Thus, the Proposal relates to matters for which only the Corporation's board of directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as Associate General Counsel to the Corporation, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 34-40018* (May 21, 1998) ("*Adopting Release*").

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct shareholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 33 million consumer relationships with more than 5,800 retail banking offices, more than 16,500 ATMs and online banking with more than 11 million active users. The Corporation serves clients in 150 countries and has relationships with 98 percent of the U.S. Fortune 500 companies and 85 percent of the Global Fortune 500. On a daily basis, the Corporation conducts millions of transactions around the world, each of which has its own privacy considerations and implicates the Corporation's privacy polices and procedures.

Notwithstanding the foregoing, the Proponent believes that the stockholders at large are in a better position than management to decide the Corporation's privacy policies and procedures. The Corporation's internal policies and procedures designed to protect the personal privacy of its customers are integral to the Corporation's business operations. As such, the Proposal usurps management's authority by allowing stockholders to govern the day-to-day business of managing the banking and financial relationships that the Corporation has with its customers and the privacy protection afforded such customers.

The Proposal Relates to Overseeing Core Management Functions. Consistent with Commission policy, the Division has routinely found that proposals that involve day-to-day business matters or that infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7). This has been particularly true where proposals attempt to govern internal operating policies, customer relations and transactions, and product and service offerings. See *Citicorp* (January 8, 1997) ("*Citicorp I*"). In *Citicorp I*, a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In *Citicorp I*, the Division found the proposal excludable since it dealt with the conduct of a bank's ordinary business (i.e., the monitoring of illegal transactions through customer accounts). In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal prohibiting the company from, among other things, providing financial transactions to anyone involved in the manufacture or sale of illegal drugs was excludable because it "involved matters of day-to-day business operations."

In *BankAmerica Corporation* (March 23, 1992) ("*BankAmerica*"), the Division found that a proposal relating to credit policies, loan underwriting and customer relations could be excluded under Rule 14a-8(c)(7) because it related to the company's ordinary business operations. In *BankAmerica,* the company argued that one of its principal businesses involved the extension of credit and that decisions related to such activity were ordinary business matters. See also, *Citicorp* (January 25, 1991 and January 26, 1990, each relating to lending policies); and *Mirage Resorts, Inc.* (February 18, 1997, relating to business relationships and the extension of credit). In *Citicorp* (January 26, 1990) ("*Citicorp II*"), the Division found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997) ("*Citicorp III*"), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company,*

Inc. (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing examples, the Proposal directly relates to day-to-day business matters and its implementation would infringe upon management's core function of overseeing business practices—namely the Corporation's privacy policies and procedures.

The Proposal Relates to Customer Relations Issues. The Division has routinely found that proposals dealing with customer-related issues may be excluded under Rule 14a-8(i)(7) as pertaining to "ordinary business." As noted above, the Corporation serves approximately 33 million consumer relationships in 150 countries. The Proposal relates to the procedures and policies used by the Corporation on a day-to-day basis to protect its customers' personal and private information. While the Proposal focuses on the Corporation's foreign operations, the subject matter remains the same—customer relations. The level of privacy protection provided by the Corporation to its customers is integral to its product offerings and its ability to attract and retain clients. The level of privacy protection is just one of many factors that consumers consider in their decision to choose a bank.

The Division's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including issues related to personal information of customers. In *Consolidated Edison, Inc.* (March 10, 2003), a proposal relating to the management of employees and their interaction with customers was excludable. The proposal dealt with the protection of personal and private information, stating that Consolidated Edison employees should not "concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading materials, or other paraphernalia related to any religion or belief or organization or group, as to, the occupants of the premises." In addition to other arguments, Consolidated Edison argued that "preserving the confidentiality of our customer information is critical to maintaining the public trust." *See also BellSouth Corporation* (January 9, 2003) (proposal to correct personnel and computer errors relating to customer's account information was excludable); *Columbia/HCA Corporation* (March 2, 1998) (proposal regarding quality control mechanisms was excludable); *Verizon Communications Inc.* (January 9, 2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints was excludable); *Wal-Mart Stores, Inc.* (March 27, 2001) (proposal to implement annual customer meetings was excludable); *Deere & Company* (November 30, 2000) (proposal to create a customer satisfaction review committee to review customer complaints regarding the company's products and services was excludable); *OfficeMax, Inc.* (April 17, 2000) (proposal to retain an independent consulting firm to measure customer and employee satisfaction was excludable); *Houston Industries, Inc.* (March 1, 1999) (proposal to adopt a policy regarding customer complaints was excludable); *BankAmerica Corporation* (March 23, 1992) (proposal to establish a credit reconsideration committee and provide specified procedures to deal with customers denied credit was excludable); and *Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish a committee of independent directors to study the handling of consumer and shareholder complaints was excludable). As with the foregoing examples, the

Proposal directly relates to day-to-day business matters—namely customer relationship issues.

The Proposal also addresses customer relationship issues by contractors and subcontractors hired by the Corporation. However, that does not change the ordinary business nature of the Proposal. The Division has also expanded its interpretation of ordinary business matters to include proposals relating to how a company's subcontractors handle customer relations. In *General Motors Corporation* (February 24, 1997), a proposal to establish a committee to review how a subcontractor of the company handles customer relations was excludable as relating to ordinary business.

The Proposal Involves Intricate Detail or Methods for Implementing Complex Policies.

The Proposal relates to the Corporation's complex privacy policies and procedures. The Corporation does not believe that the stockholders as a group are qualified to make an informed judgment on these matters because they lack the requisite knowledge of either the Corporation's business or the complex legal issues raised by the establishment or revision of privacy policies and procedures. As previously stated, this lack of an informed decision was precisely the concern raised in the *Adopting Release*. The privacy of the Corporation's customers is heavily regulated at the local, state, federal and international levels. In addition, through its unique experience and knowledge, the Corporation's management has determined that protection above the minimum legal requirements is both prudent and appropriate. The Corporation must achieve a delicate balance in the complex regulatory environment, with some legislation requiring the collection of personal and private information and other legislation governing the protection and disclosure of such information.

The Proposal infringes upon management's core function of overseeing the Corporation's financial operations and business practices with respect to its dealings with its customers and other financial institutions and individuals. Policies governing customer privacy and security are formulated and implemented in the ordinary course of the Corporation's business operations. The Corporation's information security and other confidentiality policies govern all the Corporation's business dealings, both domestically and internationally. The Corporation's Privacy Policy for Consumers governs the Corporation's handling of customer information about U.S. consumers, whether it is handled domestically or internationally. The Corporation has extensive privacy policies and procedures in place, which are supplemented by rigorous procedures followed on a daily basis. Many of these policies are discussed on the Corporation's website at www.bankofamerica.com/privacy/. These policies are overlapping and interwoven into all areas of the Corporation and are imbedded within the corporate framework. Management is in the best position to formulate, oversee, and, if necessary, adjust these policies. Because stockholders at large lack insight into the intimate business relationships and into the impact of regulatory initiatives, their involvement in the establishment of these policies would be counter-productive not only to the Corporation, but to the goal of ensuring customer privacy. In that regard, the Corporation believes that overly detailed disclosure regarding its privacy policies and procedures would likely enable circumvention and exploitation of such policies and procedures for wrongful gain or to the detriment of customers.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

The Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. Although customer privacy is a critical business issue for the Corporation's management, the Proposal does not raise any significant policy issues. The Proposal merely relates to the day-to-day management of the Corporation's privacy policy and customer relationships. As discussed above, the Corporation has very detailed and complex privacy policies and procedures. The Corporation must also comply with a stringent regulatory environment governing customer privacy. The Proponent seeks to have stockholders personally assess the Corporations privacy practices, even in the face of the numerous other considerations outlined above in developing such a policy. By doing this, the Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy.

In the past, the Division has concluded that many proposals that include some policy issues do not transcend their ordinary business nature. The Division has found that, in the context of banking operations, anti-money laundering policies and financial transactions relating to the war on drugs did not raise significant policy issues. See *Citicorp I* and *Centura Banks*. Additionally, the Division has found that proposals relating to lending and loan forgiveness policies in less developed countries did not raise significant policy issues that transcended their ordinary business nature. *See Citicorp II*. Finally, the Division has found that proposals relating to the Foreign Corrupt Practices Act did not raise significant policy issues that transcended their ordinary business nature. *See Citicorp III*. Although the Division has found on occasion that proposals related to job outsourcing may raise significant social policies, the Proposal should not be considered an outsourcing of jobs proposal. The Proposal may use the term "outsourced," but it fundamentally relates solely to customer relations. As such, the Proposal does not raise any significant policy issues.

Conclusion

The Proposal seeks to address the Corporation's customer relations and customer privacy policies. Conducting financial transactions while protecting customer privacy is a part of the Corporation's core business. Management is in the best position to determine what policies and procedures are necessary to protect consumer privacy and ensure legal compliance. Finally, management is in the best position to implement internal policies and procedures with regard to customer privacy. The Proposal seeks to take this authority from management. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See *SEC Release No. 34-30091* (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. See *Adopting Release*; *AMR Corporation* (April 17, 2000); and *Masco Corporation* (March 29, 1999). In addition, the Division has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Corporation* (February 23, 2000). Further, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See *The Gap, Inc.* (March 16, 2001).

The Proposal seeks a report on the Corporation's policies and procedures for ensuring that all personal and private information of customers will remain confidential in all international business operations, including contractors and subcontractors hired by the corporation. In the present case, the Corporation has already provided shareholders (and the world) extensive information regarding its detailed privacy policies and procedures. This disclosure, while not in the form of a "report" to shareholders, is available on the Corporation's website at www.bankofamerica.com/privacy/, at its retail branches, and upon written or telephonic request. The Corporation's privacy and information security policies apply across its operations. Further, any contractor or subcontractor hired by the Corporation is contractually obligated to follow our privacy policies and implement appropriate controls and protections. The new 2005 Privacy Policy for Consumers, which is mailed annually to all United States consumer customers, includes a disclosure of the fact that such contractors or subcontractors may be located outside the United States.

The Division has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In the present case, the Corporation has disclosed a comprehensive privacy policy that compares favorably with the goal of the Proposal. For the reasons set forth above, the Proposal is substantially implemented and, therefore, may be omitted from the proxy materials under Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: John C. Harrington

EXHIBIT A



Bank of America Legal Dept.

DEC 22 2004

Charlotte, NC

December 21, 2004

Corporate Secretary
Bank of America Corporation
100 North Tryon Street, NC1-007-20-01
Charlotte, NC 28255.

RE: A Shareholder Proposal

Dear Corporate Secretary:

In accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, I am filing the enclosed shareholder resolution for inclusion in our company's 2005 proxy material. I am the beneficial owner of 200 shares of Bank of America stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in my account at least until after the 2005 annual meeting of shareholders.

Should you like to discuss the proposal I can be contacted at 707.252.6166. Thank you.

Sincerely,



John C. Harrington

Encl.

Cc: Kenneth D. Lewis, Chairman, President & CEO, Bank of America

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



Confidentiality of Personal Financial Information
Bank of America

Whereas; according to a *San Francisco Chronicle* article dated, October 22, 2003, "A Tough Lesson on Medial Privacy Pakistani transcriber threatens UCSF over back pay", a woman in Pakistan doing cut-rate clerical work for UCSF Medical Center threatened to post patients' confidential files on the Internet unless she was paid more money. Some people believe that this demonstrates the danger of "off-shoring" or "outsourcing" work that involves sensitive and confidential personal information or data.

Whereas; U.S. laws maintain strict standards to protect customer/patient confidential data, but these laws are virtually unenforceable overseas.

Whereas; A *San Francisco Chronicle* article dated, October 29, 2003, "BofA to Send Tech Work, Data to India," stated that India adopted a cyber-crime law several years ago, making it illegal for the first time to steal confidential information from computer files. But since then, only eleven individuals have been charged with violating the law, and just two cases are being prosecuted.

The article also stated: "Tough U.S. laws cannot be enforced overseas, and, more often than not, legal systems abroad are not prepared (or willing) to tackle these difficult, hard to prove cases."

Therefore, be it resolved that the Board of Directors report to shareholders no later than July 2005 on the company's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations "outsourced" to India or any other offshore location. This report should also cover policies relating to those employees of contractors and subcontractors hired by the company.



January 24, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Appeal of Bank of America Corporation's No-Action Request to a Shareholder Proposal Submitted for Inclusion in the Company's 2005 Proxy Material

Ladies and Gentlemen:

This letter is in response to a letter dated January 10, 2005 from the Bank of America Corporation (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by John C. Harrington (the "Proposal") from its proxy materials for the Company's 2005 Annual Meeting of shareholders. This Proposal was filed as a request for a report from the Board of Directors on the Company's policies and procedures for ensuring that all customer personal and private information remain confidential in all business operations "outsourced" to India or any other offshore location ("Confidentiality of Personal Financial Information").

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. **Rule 14a-8(i)(7),** which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

2. **Rule 14a-8(i)(1),** which states that the proposal may be omitted if it deals with a matter that is not a proper subject for action by stockholders under Delaware law; and

3. **Rule 14a-8(i)(10),** which states that the proposal may be omitted if the company has already substantially implemented the proposal.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



I respectfully request that the Commission *not* allow the Company to exclude the resolution from its proxy materials for the following reasons:

1. **Rule 14a-8(i)(7):** The Company argues that the Proposal deals with matters relating to ordinary business operations. This is certainly not the case. The Proposal simply requests a report from the Board of Directors on a matter that the Company acknowledges is "integral to its product offerings and its ability to attract and retain clients" and "one of many factors that consumers consider in their decision to choose a bank." This information would obviously be of interest to shareholders and clearly does not intrude in any way on the Board's management of the Company. The cases cited in the Company's no-action request do direct the Board and/or Company to conduct certain activities related to Company business; however, this Proposal merely requests a report to reassure investors regarding an important area of liability. This request can in no way be interpreted as an attempt to "micro-manage" or "infringe upon management's core function." Neither does the proposal ask stockholders to make any decisions regarding the Company's privacy policies and procedures. Once again, it is simply asking for information.

The subject of the Proposal is not "customer relations." As stated above, the subject of the Proposal is an important area of Company liability that is a legitimate concern for stockholders. The report requested deals specifically with "outsourcing," an issue that the Division has found to raise significant social policies. Indeed, the "outsourcing" of private, confidential financial information has been a hotly debated public policy issue at both the California state and federal levels. Therefore, the Proposal does indeed raise a significant policy issue, which would also exclude it from being considered ordinary business.

2. **Rule 14a-8(i)(1):** The Company asks the Commission to omit the Proposal because it is not a proper subject for action by stockholders under Delaware law. Since stockholder proposals are not binding, this Proposal cannot be interpreted as anything other than a request for information Therefore, the stockholders are not usurping the Board's authority in any way, and the Proposal would not be an improper subject for action by stockholders.

3. **Rule 14a-8(i)(10):** The Company asks the Commission to omit our Proposal pursuant to this rule because they claim they have already "substantially implemented" the elements of the Proposal. The elements of the Proposal have clearly not been implemented at all, let alone "substantially." As the Company states in its no-action request, "The Proposal seeks a report on the Corporation's policies and procedures for ensuring that all personal and private information of customers will remain confidential in all international business operations, including contractors and subcontractors hired by the corporation." This is correct; the Proposal seeks a "report," not a "statement" of policies and procedures, which is what the Company provides in its literature and on its web-site.

The Proposal also points out that although U.S. laws may provide sufficient protections for confidential personal information, these laws are not enforceable overseas. Thus arises the threat when this information is outsourced and the need for a report addressing this threat. The information provided by the Company does not report on how its policies and procedures address this issue specifically, or any other issue for that matter. Therefore, the Company has not substantially implemented the elements of the Proposal.

Harrington Investments, Inc., respectfully urges the Commission to allow shareholders of Bank of America the right to vote on this important policy issue at its 2005 Annual Shareholders' Meeting.

Sincerely,



John C. Harrington
President

Cc: Jacqueline Jarvis Jones

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 6, 2005

The proposal provides that the board report to shareholders on Bank of America's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations "outsourced" to offshore locations.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., procedures for protecting customer information). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,



Rebekah J. Toton
Attorney-Advisor